P.E. 1/31/02

02016673

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of January, 2002

ENERGY POWER SYSTEMS LIMITED
(formerly: Engineering Power Systems Limited)
(Address of Principal executive offices)

PROCESSED
MAR 01 2002
THOMSON FINANCIAL

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY POWER SYSTEMS LIMITED
(formerly: Engineering Power Systems Limited)

Date: January 28, 2002

By: [signature]
Sandra J. Hall, Secretary & Director

INSIDER REPORT

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Act, Bank Act, Coope[rative] Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects pe[rsonal] information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-0[...] British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100, 855 Hornby S[treet], Vancouver, BC V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Energy Power Systems Limited

BOX 2. INSIDER DATA

RELATIONSHIP WITH REPORTING ISSUER: 4

DATE OF LAST REPORT FILED: 11/01/02

CHANGE FROM PREVIOUS REPORT: NO

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: NAROOLA
GIVEN NAMES (IN ORDER): RAMESH K.
ADDRESS: A-302 Rishi Apartments
CITY: Alaknanda
PROVINCE: New Delhi, India
POSTAL CODE: 110019

BUSINESS TELEPHONE NO.
011 91 11 646 2834

BUSINESS FAX NO.
011 91 11 646 5298

CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT. NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR EQUIVALEN[T]

(REMOVE - AND PLACE AN X BESIDE CHOICE)

ALBERTA X NEWFOUNDLAND X
BRITISH COLUMBIA X NOVA SCOTIA -
FEDERAL - ONTARIO X
BANK ACT - QUEBEC -
CCAA -
ICA - SASKATCHEWAN -
TLCA -
CBCA -
UNITED STATES X
MANITOBA - NASDQ -
SEC X

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD - SEE ALSO INSTRUCTION TO BOX 5)

A	B							D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE (day/month/year)	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/ INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	20,000							20,000	0	(note 1)
Common Shares	10,000	17/01/02	10		5,000		4.69	5,000	1	Aarken Consultants Pvt Ltd.
Common Shares	5,000	18/01/02	10		5,000		4.97	0	1	Aarken Consultants Pvt Ltd.

ATTACHMENT NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act.* The terminology used is generic to accommodate the various Acts.

BOX 6. REMARKS

1) 20,000 options exercisable at $6.30 (price determined by formula on January 7, 2002) expiring January 8, 2006.

Mr. Ramesh K. Naroola is an Officer, Director and 50% Shareholder of Aarken Consultants Pvt. Ltd.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

CORRESPONDENCE: ENGLISH	NAME (block letters)	SIGNATURE	DATE OF REPORT (day/month/year)
	RAMESH K. NAROOLA	[signature]	21/01/02

FIN 2016 Rev. 95/2/21

Electronically
Filed Jan 22/02
SED I

INSIDER REPORT

BOX 1 NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ENERGY POWER SYSTEMS LIMITED

BOX 2. INSIDER DATA

RELATIONSHIP WITH REPORTING ISSUER
4, 5

DATE OF LAST REPORT FILED
11/01/02

CHANGE FROM PREVIOUS REPORT
NO

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: HALL
GIVEN NAMES (IN ORDER): SANDRA J.
ADDRESS: 118 HUMPHREY DRIVE
CITY: AJAX
PROVINCE : ONTARIO
POSTAL CODE: L1S 4Y9

BUSINESS TELEPHONE NO.
(416) 861-1484

BUSINESS FAX NO.
(416) 861-9623

CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT. Yes

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR EQUIVALENT

(REMOVE • AND PLACE AN X BESIDE CHOICE)

ALBERTA X
NEWFOUNDLAND X
BRITISH COLUMBIA X
NOVA SCOTIA •
FEDERAL •
ONTARIO X
BANK ACT •
QUEBEC •
CCAA •
ICA •
SASKATCHEWAN •
TLCA •
CBCA•
UNITED STATES X
MANITOBA •
NASDQ•
SEC X

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD - *SEE ALSO INSTRUCTION TO BOX 5*)

A	B							D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE (day/month/year)	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/ .INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	120,000	23/01/02	51		20,000	$4.00		100,000	0	(NOTE 1)
Common Shares	0	23/01/02	51	20,000				20,000	0	
Common Shares	20,000	23/01/02	10		1,000		5.47	19,000	0	
Common Shares	19,000	23/01/02	10		3,800		5.46	15,200	0	
Common Shares	15,200	23/01/02	10		800		5.48	14,400	0	
Common Shares	14,400	23/01/02	10		8,400		5.45	6,000	0	
Common Shares	6,000	23/01/02	10		1,000		5.41	5,000	0	
Common Shares	5,000	24/01/02	10		5,000		5.53	0	0	

ATTACHMENT NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act.* The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ENGLISH

BOX 6. REMARKS

1) 100,000 options exercisable at $6.30 (price determined by formula on January 7, 2002) expiring January 8, 2006.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances is which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (block letters)	SIGNATURE	DATE OF REPORT (day/month/year)
SANDRA J. HALL	[signature]	25/01/02

FIN 2036 Rev. 95/2/22

INSIDER REPORT

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Act, Bank Act, Cooperati Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects person information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100, 855 Hornby Stre Vancouver, BC V6Z 2H4.

BOX 1 NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Energy Power Systems Limited

BOX 2. INSIDER DATA

RELATIONSHIP WITH REPORTING ISSUER: 7

DATE OF LAST REPORT FILED: 11/01/02

CHANGE FROM PREVIOUS REPORT: Yes

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BRAKE
GIVEN NAMES (IN ORDER): JOHN H.
ADDRESS: 456 LOGY BAY ROAD
CITY: ST. JOHN'S
PROVINCE : NWEFOUNDLAND
POSTAL CODE: A1A 5B2

BUSINESS TELEPHONE NO.
709-753-8101

BUSINESS FAX NO.
709-753-0814

CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT. No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR EQUIVALENT

(REMOVE • AND PLACE AN X BESIDE CHOICE)

ALBERTA X NEWFOUNDLAND X

BRITISH COLUMBIA X NOVA SCOTIA •

FEDERAL •ONTARIO X

BANK ACT •QUEBEC •
CCAA •
ICA •SASKATCHEWAN •
TLCA •
CBCA•
UNITED STATES X
MANITOBA •NASDQ•
SEC X

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD - SEE ALSO INSTRUCTION TO BOX 5)

A	B							D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE (day/month/year)	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/ INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	15,000	18/01/02	51		5,000	1.50		10,000	0	(see note 1)
Common Shares	0	18/01/02	51	5,000				5,000	0	
Common Shares	5,000	22/01/02	10		2,000		5.39	3,000	0	
Common Shares	3,000	22/01/02	10		3,000		5.38	0	0	

ATTACHMENT NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ENGLISH

BOX 6. REMARKS

1) 10,000 options exercisable at $6.30 (price determined by formula on January 7, 2002) expiring January 8, 2006.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (block letters)	SIGNATURE	DATE OF REPORT (day/month/year)
JOHN H. BRAKE	J. Brake	24/01/02